The Law Office of James G. Dodrill II, P.A.

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Tel. (561) 862-0529

Fax: (561) 892-7787

Email: jim@jimdodrill.com

July 10, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	School of Whales Commercial Real Estate Equity Fund, LLC

Offering Statement on Form 1-A

Filed May 3, 2019

File No.: 024-10995

Dear Ms. Gorman:

We are in receipt of your comment letter dated May 30, 2019 regarding the above referenced Offering Statement on Form 1-A filed by School of Whales Commercial Real Estate Equity Fund, LLC (the ”Company”). This letter sets forth the Company’s responses to your comments. In order to assist you in your review of the amendment, the following letter responds to each of your comments individually and in the order presented in your comment letter. For convenience the entirety of each comment has been set forth below in italics, using the numbering of the letter received, with the Company’s response included immediately thereafter. Where appropriate, revisions have been made to the company’s Offering Statement or other relevant document.

1.	We note your disclosure on page 12 that your offering is a blind pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. For example only, please provide the disclosure related to compensation in accordance with Item 4 of Guide 5 and include prior performance disclosure and tables in accordance with Item 8 of Guide 5 as applicable. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7© of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

We believe we have provided the information required by Industry Guide 5 with the exception of a Prior Performance Table (Item 8. of Industry Guide 5). Although members of the Manager are experienced in real estate investing, they have not conducted similar programs to the one herein contemplated and therefore, are unable to make the disclosure required by Item 8, Industry Guide 5.

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Please know that the Company has considered the impact of the tender offer rules, including Rule 13e-4 and Regulation 14E, on the Company’s repurchase program. Please note that, consistent with the relief granted by the Commission in the letters mentioned above and in the letter to Wells Real Estate Investment Trust II, Inc. (Available June 26, 2007) (i) the interests will not be listed on an exchange or otherwise and the Company does not anticipate that any trading market will develop in the units, (ii) the Company will not solicit repurchases under the Plan, (iii) no Member may withdraw during the first 12 months after admission to the Company, (iv) repurchases will be available only upon a minimum of at least ninety (90) days advance written request, (v) interests representing only 5.0% of the value of the assets at the beginning of any year will be available for repurchase, and (vi) the terms of the repurchase program are fully disclosed in the prospectus. Accordingly, the Company’s program is consistent with the relief granted in the letters you reference and in more recent letters. The Company nevertheless acknowledges its responsibility for compliance with the tender offer rules and that any further comment or failure to comment by the Commission on the Company’s conclusions will not represent the Commission’s concurrence with such analysis.

3.	We note that you may conduct a share repurchase program during the offering period. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

The Company understands that it is responsible for analyzing the applicability of Regulation M to its repurchase program and believes that it qualifies for an exemption under Rule 102 of Regulation M as it meets the following conditions:

·	There is no trading market for the Company’s Interests. It is highly unlikely one would ever develop.
·	If a secondary market developed, the Company would terminate its redemption program.
·	The Company’s tendered redemption would never exceed the actual value of the Capital Account Balance of a Limited Partner.
·	The terms of the redemption program are fully disclosed in our prospectus.
·	The Company shall comply with Regulation M.

In an effort to elaborate on this, the Company has added the following sentence to its disclosure on the “Withdrawal and Redemption Policy” on page 46 of the Offering Statement:

Additionally, if a secondary trading market develops for the Company’s interests, the Company intends to terminate this redemption program.

4.	We note your disclosure that the requirement to arbitrate does not apply to claims under the federal securities laws and the rules and regulations promulgated thereunder. Please ensure that your governing documents clearly state this as well. For example only, please revise section 13 of your operating agreement.

We have added the following language as a first paragraph in section 13 of the operating agreement.

With the exception of claims related to or arising under the Federal Securities Laws and the Rules and Regulations promulgated thereunder, arising out of a Member’s investment in the Company, all other disputes, claims, questions or disagreements with the Company shall be resolved pursuant to the procedures set forth in this Section 13. For the avoidance of doubt, any claims related to or arising under the Federal Securities Laws and the Rules and Regulations promulgated thereunder, arising out of a Member’s investment in the Company are not required to be arbitrated.

We have also added a proviso at the beginning of what was the second paragraph of that section, and which is now the third, so that the paragraph now reads:

Other than as described above, in the event of a dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction, or to interpret or enforce any rights or duties under the Act (hereinafter Dispute), the Manager and Members hereby agree to resolve such Dispute by strictly adhering to the Procedure provided below. The following Procedure has been adapted for purposes of this Agreement from guidelines and rules published by the American Arbitration Association (AAA):

We believe that these are the only changes required.

5.	Please revise your cover page to state that you are not an investment company and investors will not have the protections provided under the Investment Company Act of 1940.

The requested disclosure has been added to the cover page.

Our ability to make distributions to our Members ...., page 18

6.	We note your disclosure that you intend to pay an annualized 8% return to your members. Please provide an analysis detailing your reasonable basis for such returns or remove such statements. As part of your analysis, please include how you considered that you are a blind pool and have no operations.

The Company has revised the disclosure to clarify that the 8% preferred return will only be paid “[i]f, and only if, we generate net income…” and that “[b]ecause: (a) this distribution is contingent on the Company generating net income and (b) the Company is conducting a blind pool offering and has not commenced operations, there is no guarantee that this or any distribution will ever occur.”

Management's Discussion and Analysis of Financial Condition, page 28

7.	Please revise here and in the business section to more specifically describe your plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs in light of your working capital deficiency.

The MD&A and Business Section have been revised in response to this comment to the extent reasonably possible to address it. Please note that the Manager believes there are myriad different types of investment opportunities, each of which would require different steps to complete and different timelines – ranging from purchase of currently income producing properties that do not require renovation to projects that would require several years to complete. Disclosure explaining this has been added to the Offering Circular.

Policies with Respect to Certain Transactions Conflicts of Interest, page 31

8.	We note your disclosure that your manager has other investment opportunities and funds. Please disclose the number of other entities that have similar investment objectives and the amount that these entities have available for investment. We further note the disclosure on page 6 that it is possible you will acquire properties from affiliates. Please clarify if you have any arrangements in place to acquire properties from affiliates and explain how you determined to acquire these properties "at a price of no more than fifteen percent (15%) above the valuation price."

We have revised the language to clarify that the Manager is not involved in other investment opportunities or funds. We have further clarified that principals of the Manager or other entities run by such principal(s) manage separate investment opportunities but that the structure of these is not similar in structure or form to the fund that the Issuer is forming. The other opportunities are privately held, single purpose limited liability companies formed for project specific opportunities. When such opportunities are identified the principal or principals who are pursuing such opportunity invite friends and family to invest directly into the special purpose entity that holds 100% ownership of the fee owner of the property. Currently two such entities exist.

Regarding acquisition of the properties “at a price of no more than fifteen percent (15)%) above the valuation price, as stated in the Offering Circular, the Company intends to retain an unaffiliated, independent appraiser to complete a valuation of each of these properties. In an arms-length transaction such a valuation would typically be used by a buyer and oftentimes used as justification for the high end of the purchase price offer. It is our belief that by purchasing the product at a premium to that valuation potential conflicts of interest are mitigated. The language on this point has been clarified to explicitly state the intention is to “acquire these properties at a price above the valuation but of no more than fifteen percent (15%) above the valuation.”

We are hopeful that the responses above, along with the modifications to the documents referenced, adequately address your comments. Feel free to contact the undersigned if you have any questions regarding the above. Thank you for your assistance.

Sincerely,

/s/ James Dodrill, Esq.